P.O. Box 87 Denver, Colorado 80201 (800) 955 - 9988 (303) 534 - 5627

December 18, 2024

Via E-MAIL AND EDGAR

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office
3 World Financial Center

New York, NY 10281

Re:	Comment/Response Letter for the Annual Report of SCM Trust (File No. 811-05617) (the “Registrant”) dated December 31, 2023 (Accession No. 0001999371 24 003173)

Dear Ms. Miller:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation with you on November 21, 2024, regarding the above-referenced Annual Report for various series funds (the “Funds”) of the Registrant.

1.	Comment: Rule 6-04(b)(15) of Regulation S-X requires specific disclosure requirements regarding the financial statements. In the SCM Trust Annual Report, the notes to the financial statements for certain funds have “Commitments and Contingencies,” however, the balance sheet does not have a line item that also references “Commitments and Contingencies.” Please include disclosures in future statements.

Response: In the Annual Reports for the period, the Shelton Tactical Credit Fund, the Shelton International Select Equity Fund, the ICON Equity Income Fund, the ICON Flexible Bond Fund, and the ICON Utilities and Income Fund disclose Commitments and Contingencies relating to recoupment in Note 2 of the Notes to Financials in their respective Annual Reports. The amounts of those recoupments are included within the ‘Receivable from investment advisor’ line item of the respective balance sheets. The Registrant agrees that future Annual Reports will contain a separate line-item disclosure in the balance sheet referencing to Commitments and Contingencies under Total Liabilities with a parenthetical reference directing to Note 2.
2.	Comment: Rule 6-04(4) of Regulation S-X requires disclosures in the notes to financial statements relating to any restrictions on cash. Please include appropriate disclosures in notes to the financial statements in accordance with Rule. Specifically, the types of disclosures in the notes to the financial statements relating to cash held, as disclosed in the statements of assets and liabilities.

Response: In the Annual Report for the period, the Shelton Tactical Credit Fund discloses “Cash held at broker” in its Statements of Assets and Liabilities relating to its brokerage arrangements in respect of certain derivatives investments. The Registrant agrees that future Annual Reports will contain, as applicable, disclosures relating to such restrictions in the notes to the financial statements.
3.	Comment: Please explain supplementally the nature of the extraordinary expenses for Shelton Tactical Credit Fund.

Response: The extraordinary expenses for Shelton Tactical Credit Fund were non-routine legal fees paid to outside Trust counsel in relation to services rendered to assist resolving a one-time administrative information request. The payment of extraordinary expenses was approved by the Board of Trustees.
4.	Comment: Please include the interest rate and maturity date of the U.S. Treasury Bills going forward in the Schedule of Investments.

Response: The Registrant undertakes to make the requested change.
5.	Comment: Form N-CEN line-item B 17.F reported a change in auditor in 2020. Please remove outdated information in future reports.

Response: The Registrant undertakes to make the requested change.
6.	Comment: The title of the individual signing certifications in N-CSR does not specifically include the title of the Principal Executive Officer or Principal Financial Officer. Please confirm the title will be included moving forward.

Response: The Registrant undertakes in future reports to add the titles Principal Executive Officer and Principal Financial Officer in parentheticals following the other titles of the relevant signing officers.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Very truly yours,

/s/ Gregory T. Pusch
Gregory T. Pusch
General Counsel (Shelton Capital Management)
& CCO (SCM Trust and Shelton Capital Management)

cc:	Peter H. Schwartz, Esq. (Counsel to SCM Trust) Davis Graham & Stubbs LLP